JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

July 23, 2010

via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Amendment No. 4 to Registration Statement on Form S-1 Filed May 25, 2010 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), enclosed for your convenience is a courtesy copy of Amendment No. 5 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on July 23, 2010.  The enclosed copy has been marked to show changes from Amendment No. 4 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your oral comments of July 9, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

Karen J. Garnett, Esq.
July 23, 2010

General

1.
We have reviewed your response to our prior comment 1, and we re-issue the comment.    Please revise the prospectus to include disclosure indicating that if the Sponsor were to change the investment objective of USCI, such change would require the filing of an amended prospectus.

Response:   The Registrant has revised the prospectus accordingly.

Who is the Sponsor?, page 30

2.	Please include the information required by Item 401(e) of Regulation S-K with respect to each director of the Sponsor.

Response:  The Registrant has revised the prospectus accordingly.

Tax Status of the Trust and USCI, page 99

3.
We have reviewed your response to our prior comment 7, and we re-issue the comment.  We note that the Trust and the Sponsor have represented to counsel that at least 90% of USCI’s gross income for each taxable year will constitute “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.  This appears to be a legal conclusion that is integral to counsel’s opinion regarding the tax treatment of the Trust as a partnership.  Please revise to remove this representation or tell us why you believe it is appropriate.

Response:  The Registrant has revised the prospectus accordingly.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.